Exhibit 4.3

PRELIMINARY SUMMARY TERMS

$55 MILLION CONVERTIBLE SENIOR UNSECURED NOTES

ISSUER:	Globalstar, Inc. (“Company”)

RANK AND SECURITY:	The Convertible Senior Unsecured Notes shall rank pari passu with the Company’s existing 5.75% Convertible Senior Notes due 2028 and junior to the Company’s COFACE Debt Facility.

REDEMPTION:	Mandatory at the later of the tenth anniversary of the closing or six (6) months following the Final Maturity Date as defined in the COFACE Debt Facility

COUPON:	8% PIK or common stock

CONVERSION PRICE:	$1.80.

CONVERSION PRICE RESET:

If on the 15-month anniversary of the closing of the transaction, trailing average 15-day Volume Weighted Average Closing Price (“VWAP”) of the Company’s common stock is below the Conversion Price of the new Convertible Senior Notes, the base conversion rate shall be adjusted so that the base Conversion Price shall reset to the trailing average 15-day VWAP at such time, with a floor of $1.00.

CLOSING AND ESCROW:	Closing shall be T+3, funded to escrow, which shall be released upon satisfaction of conditions precedent

WARRANTS:

50% warrant coverage. The warrant exercise price shall initially be equal to the Conversion Price, subject to the adjustment below. The Warrants shall have a five (5) year term and have full ratchet anti-dilution protection. Warrants shall have net share settlement feature. Warrants are not exercisable until shareholder approval is received.

WARRANT RESET:

If on the 15-month anniversary of the closing of the transaction, the Company’s common stock’s last reported sale price is below the Conversion Price of the new Convertible Senior Notes, the warrant exercise price shall reset to the trailing average 15-day Volume Weighted Average Price (“VWAP”) at such time.

AUTOMATIC CONVERSION:

The Convertible Senior Unsecured Notes may be converted at any time at the option of the holder. In addition, the Notes, automatically shall convert to common stock if the Company’s common stock trades above 200% of Conversion Price for thirty (30) consecutive trading days.

REGISTRATION:

The Convertible Senior Unsecured Notes are to be issued off of the Company’s effective shelf registration statement and all shares underlying the Convertible Senior Unsecured Notes, as well as shares issuable upon exercise of the Warrants, will be registered and freely tradable upon conversion.

MAKE WHOLE:

Upon any conversion of the Senior Convertible Unsecured Notes, the Company shall be required to pay a coupon make whole of up to four (4) years in the form of registered common stock of the Company, less any previously paid interest.

ANTI-DILUTION:

Subject to shareholder approval, the investors shall receive weighted average anti-dilution protection on the conversion price of the new Senior Convertible Unsecured Notes against future equity issuances other than typical exceptions to this provision, for the life of the Senior Convertible Unsecured Notes.

CONVERSION LIMITATION:

Investors will be limited, on a pro rata basis, to no more than 19.9% conversion until stockholder approval. Accordingly, warrants will not be exercisable until shareholder approval is received and the Senior Convertible Unsecured Notes will be fully exercisable (with the exception of Thermo). Thermo Capital Partners LLC and its affiliates, which currently owns approximately 53% of the outstanding common stock, will enter into a voting agreement in favor of this approval.

THERMO DEBT CONVERSION:	At closing, Thermo will convert all of its outstanding $179.6 million of indebtedness to equity. Thermo’s debt will convert to equity at a 15% discount to the closing price on the Pricing Date.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it.